

POWUR

2019 Report

Dear investors,

A transformation has occurred within our
company over the course of 2019, which has led to explosive growth. In fact, major suppliers like SolarEedge (SEDG) and CED GreenTech have told us they haven't seen growth like Powur since 2013. Revenue was $8.4M, 3.7x the level in 2018 and we expect a similar or better increase in revenue in 2020. We are now profitable and cash flow positive. Many of our independent sales consultants are earning more than $10,000 per month and some are earning more than $60,000 per month. So its no surprise that we are recruiting record numbers of new consultants and the consultant base is growing strongly. By training that growing base of consultants to be effective and having reached profitability and being cash flow positive, we are well on the path to the success we have always envisioned.

We need your help!

Powur's business has seen a dramatic transformation in less than 12 months. This type of explosive, cash flow generating, net positive growth is the hallmark that we have nailed our business model.

We set out to innovate customer acquisition in solar, and we have done it. We did not realize we would need to invent a new solar business model in the process, but the 5 years of effort it has taken to get this far has been worth it. We now have a national residential solar company, cash flow positive, acquiring customers through a proprietary platform and business model and I believe this is only the start.

There is much work ahead. Many obstacles to face. Many challenges to overcome. And no shortage of threats. But I am unphased. We are battle hardened and geared up for whatever it takes to complete the vision of this company.

Jonathan Budd.

Sincerely,

Jonathan Budd
Founder & CEO

Our Mission

We will be the platform that converts the world to solar power. The solar industry is on the cusp of exploding — only 2% of modern homes use solar and it's finally affordable enough for mass adoption. Our mission is to accelerate the adoption of sustainable energy world wide and help 2,000,000 homeowners save money and gain energy independence.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Revenue grew 3.7x from $2.3m to $8.4m
- Now profitable and cash flow positive
- Many sales consultants are earning more than $10,000 per month, some more than $60,000 per month

The Bad

- Some contract cancellations due to operational lapses due to growing so quickly
- Lost some independent sales reps as we pivoted the business model towards better rewarding closing solar contracts
- Operational challenges due to growing so quickly and changing the business model

2019 At a Glance

January 1 to December 31

$8,419,929 +265%
Revenue

-$229,515
Net Loss

$2,918,647 +18X
Short Term Debt

$0
Raised in 2017

$2,067,911
Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We will be the company that converts the world to solar power. The solar industry is on the cusp of exploding — only 2% of modern homes use solar and it's finally affordable enough for mass adoption. Our mission is to accelerate the adoption of sustainable energy world wide and help 2,000,000 homeowners save money and gain energy independence.

Milestones

Powur, PBC was incorporated in the State of Delaware in January 2014.

Since then, we have:

- $8.4M revenue in 2019
- Booking 1.5 mW per month
- Installed 284 solar systems in Q4 2019 generating over $5M in revenue
- Built a SaaS platform generating over $0.7M annually in recurring revenue from over 1,200 Independent Sales Consultants - and growing!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,419,929 compared to the year ended December 31, 2018, when the Company had revenues of $2,309,193. Our gross margin was 55.1% in fiscal year 2019, compared to 91.9% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $3,749,211, including $2.067,911 in cash. As of December 31, 2018, the Company had $1,049,715 in total assets, including $488,949 in cash.
- *Net Loss.* The Company has had net losses of $229,515 and net losses of $664,269 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $2,937,284 for the fiscal year ended December 31, 2019 and $152,522 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $3,934,181 in equity.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Powur, PBC cash in hand is $2,067,911, as of December 2019. Over the last three months, revenues have averaged $1.7M/month, cost of goods sold has averaged $0.85M/month, and operational expenses have averaged $0.85M/month, with cash flow being positive during this period. We expect to be continue being profitable going forward.

Our financials are dated 12/31/2109. From 1/1/2020 - 3/31/2020 we experienced no material change due to the Coronavirus pandemic, and continued growth in the business.

We expect revenue to continue growing in 2020 vs the recent run rate and expenses to grow at a slower pace than revenues, resulting in a net profit in 2020. Our capital sources remain cash equivalents held at a leading financial institution.

Net Margin: -3% **Gross Margin: 55%** **Return on Assets: -6%** **Earnings per Share: -$0.01** **Revenue per Employee: $336,797**

Cash to Assets: 55% **Revenue to Receivables: 785%** **Debt Ratio: 78%**

Powur_PBC_-_2019_Audited_Financial_Statements_-_Final.pdf

Powur_PBC_Financial_Statements-_Reviewed.pdf

2017_GAAP_Financials.pdf

2018_GAAP_Financials.pdf

We ❤ Our 581 Investors

Thank You For Believing In Us

Philip Lurie
Denise Rushing
Warren Sander
Peter Almeida
Amanda Prokopowich
Ana Maria Almeida
Michael Allen Derrell
Jed Ramsey
Zoran Jovicic
George John Bolenbaugh...
Ramakrishna Sanginadham
J. Manuel Elias
Ernesto Rijavec
James Peterson
David James
Jim Wilhite
Manish Chabria
Victoria Bard
David Epstein
Takeo Aso
Aaron Fortner
Roberto Carrera
Jill S. Miles
Umid Rakhmonov
Scott Mc Kay NaturaLife
Bob Lewis
Munish Luthra
Scott Sperling
Levi Sturm
Danial A Porta Jr.
FAUSTO J. PINA
Jose Loera
Shannon Royster
Michael J. Miradcle
Aristides Rivas
Tamie Wolford-Gonzalez
Jagannath Prasanth Sama...
Selina Heaton
Ashish Parmar
Ron Ripps
Angela Singh
Stephen Hillier
Mark Richter
Mike Stockhausen
David Erickson
Byoung Jin Park
Jeffrey Hamer
Douglas George
Christopher Crum
Lisa Foose
Jill Fraser
Shenyuan Pai
Kevin Steele
Stephen Guilmette
Elvira Betancourt
Rolando Perez
Sarbjit Bhagrath
Roarke Van Brunt
Melissa Allen
Seyram Bedzra
Cheri Dodge
Beau Shirley
Chad Burnette Owen
Joe Skillman
Eric Garewal
Heather Smith
Timothy Jackson
Yaminha Hebrank
Tracy Harris
Anusha Goka
Alina Ewald
David Hummel
Richard Milne
Dianne Johnson
John MacLauchlan
Sam Leonard
Preetam Kuchikulla
Sreekanth Pendli
Juan Salcedo
Richard W. Richardson, A...
Victor Villarreal
Diana Fleysher
Patrick Tse

Warren John Raven
Gregory Budd
John White
Stephen Laski
Adam Cory Binder
Chris Soignier
Anderson Tan
Rowland L. Webb Sr.
Laurence Henderson
Kurt Yordy
Kellan Hannah
Manuel Salmon Rock
Stuart Blum
Lawrence J Masotti
Lance SCADDEN
Craig Dunnavant
Lise Gelinas
Joel Curt
Sumit Kumar
Michael Despo
James Watson
David R. Elliott
Chong Lee
Elaine Caron
Bob Kingston
Trace Cornell
Md Alam
Joby Weeks
Alexander Iwasiwka
Risa Rae
Patrick Cicala
Harold Kurt
Eddy Mc Locklin
Robert Dio
Johni Lin Hamilton
Alysa Huppler-Poliak
Mike Wienick
Eric Williams
Rose Thomas
Theresa Mosley Coleman
Dan Harr
Richard Powl
Ryan Daley
Steven Burns
David Turner
Whitnie Payne
Ron Lopretto
Timothy W Fisher
Isaiah Sieg
Jamie Fisher
John Ozoa-Sioson
Basil Twist
Warren Hemphill Jr.
Meridith Snyder
Michael Kussrath
Dimitry Snezhkov
N. Rashad Jones
Eeugene A GEGG
Gilberto Leon
Kimberly Fiske
Marlene Shirley
Khoa Phan Anh Nguyen
John Mocarski
Garima Gupta
Roman Antonio Flores
Leanier Carter
Adam Ardenfriend
Emmanuel Mboho
Michael Albert
Yulia Shtern
Armando Requejo
Afor Anne
Theodore Farver
David Sirtonski
James Musgrove
Peter De Jersey
William Goff
Chetan Joshi
William Hoffman
Edward Mausolf
Robert. Anderson
Bonnie Hanson
Carlos Cruz

Marsha G Leichner
Carol Cole-Lewis
Robert Guerra
Madie Vilbig King RN
Daniel Erickson
Forrest Vetter-Wilson
David Henzel
William Bailey
Joan Lanzagorta Pinol
Matthew Stein
Eric Joseph Montgomery
Cary Gundlach
Terrance Wyatt
Matt Clemmer
Dave Alanis
Srinivas Kvs
Garrett Burdick
Lydia Pyun
Sandy Dumont
Michael Rush Waghorne
Carol Bryant
Charles McAnally
Leszek Kudla
Juan Dieguez
Mary Cohen
Patricia Wisher
Laurie Ward Kennedy
Michael Mott
Naishadhsinh Bihola
Nathaniel Erickson
Kerry Mensior
Wouter Van Der Kolk
Pritpal Panesar
Alex Vazquez
Marc Langelier
Cheryl Hemp
John Xie
Christopher Weaver
Stacey Roi
Loraine Ward
Nick Shelly
Michael Braun
Lucas Pinelli
Santosh Kumar
Dennis Walczyk
Gary Bell
Henry A Iannuzzi
Chinedum "Chin" Uguru
Joseph Rude
Mark Pedersen
David Asarnow
Phyllis Utley
Elden Vasquez
Brianne Moore
Brenda Richards
Amy Lynne Jones
Pallankal Varghese OOM...
Edwin Phenix
Andrey Mironenko
Charles Hanson
Robert Gordon
Mary Caorsi
Ben Jason
Stephen Klamer
Johnie Roig
David Cantero
Jonathan Kuskie
Linda J Cummings
Kenneth Shannon
Kevin WHITE
Brian Earhart
Richard Carbajal
Mike Estes
Nora Gonzalez Barnard
Elle Barnett
Irving Pena
Manish Thakrar
Lisa McBeth
Chris Donohoe
Mark Mitchell
Clayton Henderson
Rodney Steinberg
Jeffrey Pratt

Stephen E. Maher
Adam Farver
Kevin McNamara
Patricia Ann Mattieson
Cindy McMillan
Rem Darbinyan
Blue Minds Solutions Gm...
Josh Longbrook
Cameron Mata
Vijaya Kumar POTTI
Janice Herrick
Jude L Davis
Bree Moore
Matthew Troncale
Sorin Postelnicu
Robert Erich
Darryl Cromar
Dilraj Ghumman
Martin Lam
Jasmin Husic
Michae A.L Cancel
Bruni Mercado
Cat Coutu
Mike Krumlauf
David Leddick
Michael Wahoski
Christian Cameron Hoyt
Charlotte Ball
Calwyn Costa
Karl Klausewitz
Stephen Curl
Horatiu Lucian Dan
Carolynne Welsh
Nicholas Heinig
Mark Basham
Manjit Singh
John Janecky
Adam Khan
Robert Warner
Ja Viqueira Mariani
Stephen Ray
Swafiya Armistead
Tommy Joseph Bugno
Marc Duval
Mark L. Brock
Lloyd B. Fisher
Sathish Adluru
Dean Rosenberg
Carl V Stein
Boyd Masing
Stephen C. La Chance III
Lamar Brown
Teresa Tinney
Jody Carlson
Marjorie A Bauer
Karine Petrosyan
Midhat Qidwai
Clemencia Montoya
Abby Nickerson
Joseph M. Rude
John French
Daniel Morrissey
Kenneth Hardin
Phuong Pham
Stefan Michael Wilson
Elizabeth Erickson
Enrico Goodwin
Michael Allman
Carmel Nicholson
Elvin Matthews
Ty Winther
Judith Bretthauer
Nora Lozoya
Brian Thomas
Hasana Gurudevadatta
Bryan Miller
Dennis Thomas
Stephen moxey
Michael A. Kincaid
Trevor Callahan
Susannah Erickson
Kervin L Velazquez
Terry T JUDGE

Marcus McNeill
Lynne Hutton
Peter Burke
Edna Munakata
Oscar S. Bowen
John Wayne Byrd
Taje Brooks
Jonathan Kahue
Tom Markiewicz
Steef Van Winkel
Stephen Levitt
Ka'i Herrick
Sean Nelson
Ismael Almaguer
Jan Jenson
Hart Rist
Michael O. Hercules
Harshad Joshi
Jonathan Herrera
Sergey Belov
Brad Holman Jr.
Ronald Lyons
Hillary Agins
Rohail Khan
David Friedman
Gregory Marshall
Garblah Page
Carolyn Smith
Andrew Smith
Jesse Bowden
Mark Mason
Charles E Burgamy
Taylor Zijlstra
Thea Earl
Terry Shaffner
Scott E Kaplan
Aman Doad
Tawanda Jongwe
Jonathan Erickson
Joe Acosta
Quan Bui
Herbert Hanson
Gregg Carlson
Stanley Kapten
Shara Lynn Leech
Janice Pascua
Md Pham
Robert Brandi
Rebekah J Mooney
Thomas P. Samuels
David Francis Coughlan
Allan M. Dimalanta
Chow Mah
Alfonso Torres
Carlos Sandi
Scott Grossman
David Lawrence
Paul Schaerer
Shawn Perry
Alexis Brausa
Ryan Bennett
Fernando L. Vergara
The Richard F. Mc Entyre ...
Angela C Keller-Sanchez
George Hanken
Lavictor Rucker
Frances Henry
Tommy DiMisa
Daniel Martins
Paul Papetti
Chimaobi Nwachukwu
Bill Fairchild
Josephine Shelton Townes
Mark Schroeder
Kim Miller
Francis Concha
Ee Mein Teh
Kenneth Paperno
Robert J Sottile
Allen Fisher
Louis Sims
Thoma Simpson
Esteban Benito Olivieri

David Borkowsky
Helena R. Chung
Ronald Golansky
Carolina Millan
Joanne Giordano
Peterson B. Yazzie
Larry Gazley
Amnon Thaller
Annabelle Esmane
Birun Balami
Darron Kitterman
Agop Kasparyan
Hoc Van Do
Claudio Esteban Martis
Quinton Kindon
Corey R Jackson
John Millson
Eva Maria Fagundez Arg...
Kirtis McCormick
Melissa Dawson
Evan Price
Zachary Peterson
Ishmael Brassard
Kimerlee Rice
Cesar Flores
Kathi Reed Myers
Dmitriy Kozlov
Windell & Sadie Osbourne
Ely Erdan
Mikaila Locsin
Karen Tapia
Tiffany V
Florence Obison
Wayne Barker
Jose Abner Rodriguez
Mario Planta
Daryl L. Jackson
Majid Majeed
Amy Allen
Patrick Dowling
Dennis & Linda Nerstad
Jay Clutter
David Spitz
Elizabeth Rojas
Adrian Braka
Timothy J Reiterman
Denis Nolan
Robert Shrum
Brenda Jordan
Carol Degagne
Robert Werz
Helen Peters
Yesenia Cancel
Michael Otis
Aida L. Cancel
Edward Jantz
Karen Kennedy
Stephen Ewald
Judith Borkowsky
Jordan Elkins
Trent Cooksley
Ivan Obina
Ed Polakoff
David R. Ashley
Brandon MANN
Sierra Rose
Jonte Janica
Johnie ROIG
Terence J Shannon
Govinda Tselios
Michael Owings
Randall Hughes
Hollie Liu
Kenneth M Darby Jr
Michael Delaney
Patricia Maez
Sivasankaran Munuswamy
Clovice A. Lewis, Jr.
Robert Labrecque
Robert Morrow
Scott Sliwinski
Jd. Moore
Richard Hoskins

Kimberly Whitfield
Rich Price
Peter Almeida
Denis Banegas
Abrahim Arabi
Juan Crespo
Nestor DABA
Reginald Webb
Joshua Cohen
David King
Joe Martinez
Steven Barnes
Zarko Dimitrievski
Roger T. Burton
Saad ALSOGAIR
Helen Kaluza
Jaymie Kibota
Melissa Anne Thomas
Andre A Reis
Adolfo Andrade
Annette Hunsberger Presl...
Carol Battle
Khalil Arabi
Glyn Cohron
Mariana Almeida
Igor Z
Douglas Tatlow
Cherrelyn Joy Moreno
Troy Carlson
Scott Li
Christie Thompson
Amin Baksh
Mos Marini
Anthony Gaona
Bret Major
James Harbal
Sateesh Katta
Prashanth Anand
Lev Freedman
Joshua Grigg
Shakeel Ishaq Ansari
Jennifer Laihuyen
Cary S. Kart
Jennifer Sheahan
Tyrone Macchia
Ramona Horibata
Darla Donahue
Alec McNayr
Mariah Crabb
Michael Borkowsky
Karstyn McCoy
Henrik Rosendahl
Debra Celenza
Frances Carrasco
Joseph Plange
Abinet Boku
Cody Patterson
Kevin Saitowitz
Cynthia Gordon MARTELL
Jacob Leenders
Eli Arieli
Susan George
Tommy Dodson
Keyur Patel
Suraj Vanmali
Raphael Conelly
Aaron Whittier
Mark Rojas
Bart Dekker
Chris Cheney
Jesse Dawson
Carley Stenson
Christopher Brooks Hollan
Dale Conzelmann
Lynda Hirsch
Zef J. Amen
Maria Lucassen
The Golden Family Trust ...
Chuck O'Neal
Kapena Decker
Jeff Monger
Kerry Tepedino
Alejandro MORERA

Thank You!

From the Powur Team



Jonathan Budd
Founder & CEO



Andrea Budd
VP Operations

An executive with deep operational, communications and philanthropic skills. Andrea oversaw operations of a start-up that grew revenue from $1m to $20m in under 3 years and she has IPO experience.



Bobby Smith
VP Sales

Bobby previously achieved Vice President with ACN Telecommunications within 18 months, building 50,000+ active consultants in multiple countries. He is a highly respected direct sales industry speaker



Andrew Wilson
CFO

An experienced finance executive with VP experience at multi-national companies, Andy has expertise in financial processes, capital raising, M&A transactions and financial modeling.



Paul Walker
CTO

Paul has 18 years experience architecting web, mobile and desktop applications and server APIs for large enterprises such as Paramount and CBS as well as startups including MySpace and Mellmo, Inc.



Jim Bunch
President

On the startup team at Bamboo.com (now Ipix.com), that acquired 100,000 real estate agent clients, $30 million in revenue & went public in the first year. Founder of The Ultimate Game of Life.



VaNessa Duplessie
VP Field Operations

VaNessa built an international network marketing team of 20,000 reps and regularly speaks to thousands of networkers on leadership and personal development.



Rick Hou
Director of Engineering

Rick has deep experience from 16+ years as a technology architect at ESPN, Toyota, Disney and others. At Shazam, he architected the ipad roll out and helped them grow to 100 million+ active users.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Henrik Rosendahl	Investor @ Henrik Rosendahl	2015
Richard F. Hoskins	Director @ Self Employed	2015
Bill Twist	CEO @ The Pachamama Alliance	2015
Jonathan Budd	CEO, Chairman @ Powur, PBC	2014

Officers

OFFICER	TITLE	JOINED
Nickolas Phillips	Vice President	2019
Rick Hou	Director of Engineering	2014
Paul Walker	CTO	2014
Robert Smith	Vice President of Sales	2016
Jonathan Budd	CEO, Chairman	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jonathan Budd	Common and preferrered stock	38.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2016	$1,085,700		Regulation D, Rule 506(b)
09/2015	$775,000		Regulation D, Rule 506(b)
03/2015	$650,000		Regulation D, Rule 506(b)
07/2017	$152,499	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	25,000,000	11,631,604	Yes
Other	0	0	No
Debt Securities	0	0	No
Preferred	10,000,000	6,532,628	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	5,174,345

Risks

Solar provider partners. The solar providers we partner with are responsible for designing an appropriate solar system for each homeowner we refer, closing all sales, and installing all solar systems with high quality workmanship to ensure each homeowner receives a high performing solar system. If we partner with solar providers that perform poorly in any of these areas, our reputation and financial results could suffer.

Independent sales force. We generate solar leads through sales people who are self-employed, set their own schedule and are free to determine how much time and energy they dedicate to Powur. We work to motivate and provide incentives for them to be productive, but we are unable to direct their hours or work patterns as we would if they were employees. If we fail to recruit the right kind of entrepreneurially minded, self-motivated people, this could negatively impact the number and quality of solar leads we generate.

Changes to Net Metering rules. The economic benefits to customers from installing solar panels in most US states and certain other countries are enhanced by net metering rules which require electric utilities to charge customers for the net amount of electricity consumed from the grid. This pricing structure is more favorable for solar customers than, for example, one in which they pay a retail price when they are drawing electricity from the grid (e.g. at night) and receive a wholesale credit when they are supplying electricity to the grid (e.g. during a warm and sunny afternoon). Another less favorable pricing structure would be one where solar customers got no financial credit for putting surplus electricity back into the grid. Changes to Net Metering rules that are adverse to solar customers could reduce demand for solar systems and negatively impact the Company.

Expiration or reductions to existing tax credits. There are significant tax incentives that enhance the economic benefits to customers from installing solar panels, including a US federal tax credit for systems placed into service before 1/1/2022, currently equal to 30% of the system cost. Reductions to tax incentives or a failure to extend them when they expire could reduce demand for solar systems and negatively impact the Company.

Limited Business Focus. The only currently contemplated focus for the business of the Company will be the development of the Company's direct selling business in the alternative energy market. Consequently, failure to meet the Company's expected development goals and business plan would most likely result in adverse economic consequences to the Company, including a delay or forbearance of cash distributions from the Company to the Stockholders. In addition, there can be no assurance that the future projected financial performance of the Company can be timely achieved and, therefore, no guarantee can be given that there will be any distributions of dividends from the Company to the Stockholders.

Additional Capital Requirements. Although management has no present intention of securing loans for the Company for any working capital or other needs beyond the financing provided by this offering, the Officers and the Board of Directors are authorized to arrange for such loans. The Company has not received a commitment from any third party to make such future loans. However, there can be no assurance that such loans might be arranged or what the terms of any such borrowings might be. Any loans made to the Company would likely be superior to the financial interest of the Investors. The Company also has the right to make additional capital calls as needed for Company operations; however, no Stockholder is obligated to contribute any additional capital to the Company.

Illiquid Investment. The Stock is subject to significant restrictions on transfer. Prospective investors in the Company will be required to represent that they have acquired their Stock for investment purposes only and not with a view to or for sale in connection with any distribution of such Stock. The Stock has not been registered under the Securities Act and, therefore, is subject to restrictions on transfer under the Securities Act. In addition, the Stock will be subject to these restrictions including restrictions on transfer, rights of first refusal and other provisions set forth in the Company's Stockholder's Agreement.

Although most of our officers are full time, please note that our CFO Andy Wilson is part time and spends 25% of his time at Powur. Rick Hou and Paul Walker are part time officers as well. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Changes in Environment. The business, economic, political, environmental and regulatory environment within which the Company intends to operate may undergo substantial changes, some of which may be adverse to the Company. The Officers and the Board of Directors will have the exclusive right and authority (within the limitations of the Company's Stockholder's Agreement) to determine the manner in which the Company will respond to such changes, and Stockholders generally will have no right to withdraw from the Company or to demand specific modifications to the Company operations in response. Prospective investors are particularly cautioned that the strategies and procedures exercised by the Officers and their affiliates in the past may not be successful, or even practicable, for the Company.

Regulatory Concerns. The Company believes its operations will not subject the Company to the registration requirements of the Investment Company Act of 1940, as amended ("1940 Act"). There can be no assurance that the Company's belief in this regard will continue to be correct. Due to the various burdens of compliance with the 1940 Act, the Company's performance could be materially adversely affected if it becomes subject to the 1940 Act. Neither the Company nor its counsel can assure investors that, under certain conditions, changing circumstances, or changes in the law, the Company will not become subject to the 1940 Act or other burdensome regulation. In general, the Company will seek to minimize the degree of governmental regulation and oversight to which the Company is subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act and the 1940 Act) that would be available if the Company were subject to greater regulatory and oversight burdens. The direct selling activities of the Company may be subject to review and regulation of the United States Federal Trade Commission, state and federal consumer rights commissions and/or the Attorney's General of states in which the Company operates its business. Errors or omissions by management or its independent sales distributors may result in regulatory actions, which could negatively impact the business of the Company. Additionally, legislation and/or rules and regulations of the aforementioned regulatory organizations may restrict the business of the Company.

Conflicts of Interest. The Company will be subject to various potential conflicts of interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers, but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

Competition. There are many and diverse types of competitors in the same market Powur operates in. Some competitors are larger companies with significant cash reserves that allow them to develop sales and marketing businesses' for lower costs, which may affect business in the markets where Powur operates. Many of the current and potential competitors have longer operating histories and financial, sales, marketing and other resources greater than those possessed by Powur. As a result, competitors may be able to adapt more quickly to changes in the solar energy product market or to devote greater resources than Powur is able to provide. There can be no assurance that the Powur will be able to compete successfully with its existing or new competitors, which could negatively affect the revenues and earnings generated by Powur.

Timing of Dividends and Distributions. Any anticipated cash dividends or distributions should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed by the Company. Notwithstanding the preferred returns projected by the Company, there is no specific time established as to when any cash distributions will be made by the Company to the Stockholders. The assumptions upon which such distributions are based are subject to variations that may arise as future events actually occur. The Officers have the discretion to sell, merge, acquire or otherwise trade the business of the Company subject to the Company's Stockholder's Agreement. Therefore, it is difficult to determine or anticipate in what manner, and the amount of, cash distributions which might be paid to the Stockholders. Actual results for any period may or may not approximate the estimated statements in the Company's Financial Projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions herein. NEITHER THE OFFICERS NOR ANY OTHER PERSON OR ENTITY MAKES ANY REPRESENTATION OR WARRANTY AS TO THE FUTURE PROFITABILITY OF THE COMPANY.

Long Term Investment. An investment in the Company is a long-term commitment, and there is no assurance that any distributions of cash or other property will be made to the Stockholders.

Lack of Agency Review. Since the Offering will not be registered under federal or state securities laws, prospective investors do not have the benefit of review of the Company's offering documents by the Securities and Exchange Commission or any state securities commission. The terms and conditions of the Offering may not comply with the guidelines and regulations established for investments that are required to be registered and qualified with those agencies.

No Participation by Investors in the Company Management. Investors will have no right or power to participate in the management or control of the Company's business and must rely upon the Officers to manage the operations. Investors will be relying solely upon the ability of the Officers develop and operate the business of the Company. Except as specifically provided in the Company's Stockholder's Agreement, the Officers will have the exclusive right and power to manage the Company's business and affairs.

Reliance on Officers and the Board of Directors. All decisions regarding the business operations of the Company and the Company's affairs will be made exclusively by the Officers and the Board of Directors and not by the Stockholders. Accordingly, no person should purchase Stock unless that person is willing to entrust all aspects of the business operations to the Officers, management and the Board of Directors. Potential Investors must carefully evaluate the personal experience and business performance of the Officers and the Board of Directors, as well as their capabilities, prior to making an investment in the Stock. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the CEO Jonathan Budd and other Officers of the Company. The loss of Mr. Budd or other Officers could have a Material Adverse Effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically provided in the Company's Stockholder's Agreement, the Officers may not be required to devote their time and attention exclusively to the Company. The Stockholders will not be involved in the decision-making process of the Officers or the Board of Directors, including but not limited to evaluating business opportunities or relevant business, economic, financial, or other information that will be used by the Officers and the Board of Directors in making decisions.

Changes to minimum infrastructure charges. Electric utilities are permitted to levy minimum charges on solar customers, so that those who generate the same amount of electricity as they consume will still help pay for the upkeep and maintenance of the infrastructure they are using. Increases to minimum charges could reduce demand for solar systems and negatively impact the Company.

Solar Energy Market. The Company intends to operate a direct selling business offering solar and other alternative energy products from sales made through a network of independent sales distributors. The success of Powur will be directly related to the quality of the products sold by Powur and the effectiveness of its distributors. There is no assurance that there will be a demand for the products sold by the Company or that the independent distributors will be successful in their efforts.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. Existing Preferred Stocks. The existing Preferred stocks have dividend and liquidation preferences over the Class B Common Stocks and Series 4 Preferred; the Series 4 Preferred have dividend and liquidation preferences over the Class B Common Stock. Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the bylaws and certificate of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

Because there is no public market for our securities, $0.346 is determined by our board of directors. Among the factors we have considered in determining the $0.346 are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our common stock and preferred stock that take into account factors such as the following:

- unrelated third party valuations of our common stock and preferred stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Powur, PBC

- Delaware Public Benefit Corporation
- Organized January 2014
- 25 employees

2683 Via De La Valle
#321G
Del Mar CA 92014

http://powur.com/

Business Description

Refer to the Powur profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Powur is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/powur/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*